VBI Vaccines Announces Results of Annual General and Special Meeting

CAMBRIDGE, MA (September 26, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (TSX: VBV) (“VBI”) today announced the voting results from its annual general and special meeting (the “Meeting”) held on September 23, 2016.

A total of 26,558,396 shares were represented at the Meeting, being 73.50% of the Company’s issued and outstanding common shares. The shareholders voted on and approved all matters brought before the Meeting, including the appointment of EisnerAmper LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration, the election of the directors of the Company, and an advisory resolution to approve the Company’s approach to executive compensation.

Detailed results of the vote for the election of directors are provided below:

	Votes For		Votes Withheld
Nominee	#	%	#	%

Election of Directors
Jeff Baxter	18,066,460	99.71%	52,985	0.29%
Steven Gillis	18,118,302	99.99%	1,143	0.01%
Scott Requadt	18,116,772	99.99%	2,673	0.01%
Michel De Wilde	18,116,389	99.98%	3,056	0.02%
Sam Chawla	18,117,972	99.99%	1,473	0.01%
Steven D. Rubin	18,017,032	99.43%	102,413	0.57%
Adam Logal	18,112,942	99.96%	6,503	0.04%

The Company is also pleased to announce that the Chief Financial Officer of VBI Vaccines Inc. (Delaware) prior to the merger (the “Merger”) of the Company (then SciVac Therapeutics Inc.) and VBI Vaccines Inc. (Delaware), Egidio Nascimento, has been named Chief Financial Officer of the Company. The Company would like to thank James J. Martin for his role as Chief Financial Officer of the Company during the Company’s transition period post-Merger.

About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B (“HBV”) vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vac is approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”) and glioblastoma multiforme (“GBM”). VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

VBI Investor Contact

Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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